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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               FORM 12b-25                SEC FILE NUMBER
                                                          000-20124

                                                          CUSIP NUMBER
                                                          64120N100


                           NOTIFICATION OF LATE FILING


                                  (CHECK ONE):

  [X]  Form 10-K                [  ]  Form 20-F            [  ]  Form 11-K

         [  ]  Form 10-Q                              [  ] Form N-SAR

      For Period Ended:     December 31, 1999

      [ ] Transition Report on Form 10-K
      [ ] Transition Report on Form 20-F
      [ ] Transition Report on Form 11-K
      [ ] Transition Report on Form 10-Q
      [ ] Transition Report on Form N-SAR
      For the Transition Period Ended:_____________________________________


  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.


         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

         Full Name of Registrant: Network Computing Devices, Inc.
         Former Name if Applicable:
         Address of Principal Executive Office:

                  350 N. Bernardo Ave.
                  Mountain View, CA  94043


PART II - RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

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[X]  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, Form 20-F, 11-K, 10-Q or Form N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

         On March 30, 2000, Registrant completed a Loan and Security Agreement with Foothill Capital under which Registrant will be entitled to borrow up to $15 million. The negotiation of this agreement required a significant commitment of time and effort on the part of Registrant's management personnel and finance staff, particularly its Chief Financial Officer, and the closing of the financing was delayed due to unforeseen factors. These circumstances left Registrant with insufficient management resources to complete its 1999 Form 10-K on a timely basis. Registrant expects to file its Form 10-K shortly and in no event later than April 14, 2000.

PART IV - OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

             Greg Wood, Chief Financial Officer (650) 919-6257

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes     [  ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes     [  ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                         NETWORK COMPUTING DEVICES, INC.

                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2000                          By:
                                                  -----------------------------
                                                   Gregory S. Wood,
                                                   Chief Financial Officer


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EXPLANATION OF SIGNIFICANT CHANGE IN RESULTS OF OPERATIONS FROM THE
CORRESPONDING PERIOD FOR THE LAST FISCAL YEAR THAT WILL BE REFLECTED BY THE EARNINGS STATEMENTS TO BE INCLUDED IN THE 1999 10-K:

         Registrant's net loss for the year ended December 31, 1999 was $16.3 million, compared to a net loss of $9.1 million in the prior year. The primary reason for the increased net loss was a decrease in net non-operating income from 1998 to 1999 and the provision for income taxes in 1999.

         Net revenues increased from $105.6 million in 1998 to $109.0 million in 1999, reflecting an increase in hardware-related revenues from $81.2 million to $98.5 million, offset by a decrease in software-related revenues from $24.4 million to $10.5 million. The increase in hardware revenues reflects increased shipments of Windows-based terminals and network computers, offset by a decrease in shipments to IBM under an OEM agreement. The decrease in software revenues reflects a transition to lower-margin products.

         Although Registrant's operating loss declined from 1998 to 1999, this decline was offset by other factors. Interest income declined from $1.6 million to $564,000 as a result of decreased average cash balances in interest-bearing accounts. In 1998, Registrant realized a one-time gain of $2.1 million from the sale of its equity interest in Precept Software, Inc. Finally, in 1999, Registrant recognized a valuation allowance against all of its deferred tax assets because operating losses created uncertainty about Registrant's ability to generate sufficient taxable income to utilize its deferred tax assets. As a result of this valuation allowance, Registrant recognized an income tax provision of $7.1 million in 1999, compared to an income tax benefit of $658,000 in 1998.

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